UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Intevac, Inc.
(Name of Subject Company)

Intevac, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

461148108
(CUSIP Number of Class of Securities)

Nigel Hunton
President and Chief Executive Officer
3560 Bassett Street
Santa Clara, California 95054
(408) 986-9888
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard C. Blake
Erika M. Muhl
Douglas K. Schnell
Broderick K. Henry
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2025, by Intevac, Inc., a Delaware corporation (“Intevac”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Seagate Technology Holdings plc, an Irish public limited company (“Seagate”), and Irvine Acquisition Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Seagate (“Purchaser”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Intevac. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Seagate and Purchaser with the SEC on March 3, 2025, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Intevac.

Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings given to them in the Schedule 14D-9.

Explanatory Note:

As previously disclosed, in March 2025, three lawsuits were filed by purported stockholders of Intevac in connection with the Offer.  The three lawsuits are captioned: Clark  v. Intevac, Inc., et al., Index No. 651252/2025 (N.Y. Sup. Ct.) (filed Mar. 4, 2025) (the “Clark Complaint”); Miller v. Intevac, Inc., et al., Index No. 651267/2025 (N.Y. Sup. Ct.) (filed Mar. 5, 2025) (the “Miller Complaint”); and Zhen v. Intevac, Inc., et al., C.A. No. 5:25-cv-2292 (N.D. Cal.) (filed Mar. 5, 2025) (the “Zhen Complaint,” and, collectively with the Clark Complaint and Miller Complaint, the “Complaints”).  Each of the Complaints names as defendants Intevac and the members of the Intevac Board. The Clark Complaint and Miller Complaint allege violations of New York common law for negligent misrepresentation and concealment and negligence.  The Zhen Complaint alleges violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder.  Additional lawsuits may be filed against Intevac, the Intevac Board, Seagate and/or Purchaser in connection with the Offer, the Merger, and/or the Schedule 14D-9. Intevac has also received correspondence from law firms claiming to represent purported stockholders, demanding that additional disclosures be provided and in some cases threatening litigation if additional disclosures are not made (the “Demands”).

Intevac believes that the allegations in the Complaints and the Demands are without merit, that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to moot certain of the disclosure claims in the Complaints and the Demands, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Intevac wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9 in its entirety.

The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 2, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. The supplemental information is identified below by bold, underlined text. ~~Stricken-through~~ text shows text being deleted from a referenced disclosure in the Schedule 14D-9. This Amendment No. 2 should be read in conjunction with the Schedule 14D-9, and the Schedule 14D-9 should be read in its entirety.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The fourth paragraph appearing in Item 3 of the Schedule 14D-9 under the caption “Arrangements with Seagate, Purchaser and their Affiliates-Merger Agreement” is amended and restated by replacing it with the following:

“The foregoing summary and the summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference ~~do not purport to be complete and~~ are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.”

The second paragraph appearing in Item 3 of the Schedule 14D-9 under the caption “Arrangements with Seagate, Purchaser and their Affiliates-Confidentiality Agreement” is amended and restated by replacing it with the following:

“The foregoing summary and description of the Confidentiality Agreement ~~do not purport to be complete and~~ are qualified in their entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.”

The second paragraph appearing in Item 3 of the Schedule 14D-9 under the caption “Arrangements with Seagate, Purchaser and their Affiliates-Non-Binding Term Sheet” is amended and restated by replacing it with the following:

“The foregoing summary and description of the Term Sheet ~~do not purport to be complete and~~ are qualified in their entirety by reference to the full text of the Term Sheet, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.”

The disclosure appearing in Item 3 of the Schedule 14D-9 under the caption “Arrangements with Seagate, Purchaser and their Affiliates-Tender and Support Agreements” is amended and restated in its entirety by replacing it with the following:

“In connection with entering into the Merger Agreement, Seagate and Purchaser entered into Tender and Support Agreements (as they may be amended from time to time, the “Support Agreements”), dated as of February 13, 2025, with each of (i) Bleichroeder LP and Bleichroeder Holdings LLC (collectively, “Bleichroeder”), (ii) Palogic Value Management, L.P., Palogic Value Fund, L.P., Palogic Capital Management, LLC and Ryan L. Vardeman (collectively, “Palogic”) and (iii) Nigel D. Hunton (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together own approximately 23.5 percent of the outstanding Shares as of February 27, 2025 (not including an additional 10,300 Company Options, 277,895 Company RSUs and 1,452,250 PRSUs (at maximum performance) that are subject to the Support Agreements). Seagate and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Support Agreements.  None of the Company Options that are subject to the Support Agreements were exercisable as of February 27, 2025, and none of the Company Options, Company RSUs, and Company PRSUs that are, in each case, subject to the Support Agreements may become exercisable or may vest and be settled, as applicable, prior to the Merger.

Pursuant to and subject to the terms and conditions of the Support Agreements, each Supporting Stockholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Stockholder and any additional Shares that such Supporting Stockholder may acquire. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreements are in effect, at any meeting of stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by or in connection with the Merger Agreement and the Support Agreements;

•	in favor of any other matters necessary or presented or proposed for the transactions to be timely consummated;

•	in favor of any proposal to adjourn or postpone a meeting of Intevac’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement;

•
against any action, agreement or transaction that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Intevac contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreements, or (b) result in any of the Offer Conditions or conditions to the Merger set forth in the Merger Agreement not being timely satisfied;

•
against any change in the Intevac Board (unless such proposed change in the Intevac Board was proposed by the Intevac Board and is not in connection with or in support of any actual or potential Acquisition Proposal (as such term is defined in the Merger Agreement)); and

•
against any Acquisition Proposal and against any other action, agreement or transaction involving Intevac that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement and the Support Agreements.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed to comply with specified non-solicitation provisions with respect to Sections 5.3 and 6.1 of the Merger Agreement.

The Support Agreements will each terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) any amendment to the Merger Agreement or the Offer that is effected without such Supporting Stockholder’s written consent that decreases the amount, or changes the form of consideration payable to all stockholders of Intevac pursuant to the terms of the Merger Agreement and (d) the mutual written consent of Seagate and such Supporting Stockholder.

The foregoing summary and description and the summary and description of the Support Agreements contained in Section 11 of the Offer to Purchase titled “The Merger Agreement; Other Agreements” and incorporated herein by reference ~~do not purport to be complete and~~ are qualified in their entirety by reference to the form of Support Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.”

The disclosure appearing in Item 3 of the Schedule 14D-9 under the caption “Treatment of Company Equity Awards in the Transactions-Company Options” is amended and restated by adding the following as the first paragraph:

“Pursuant to its authority as the Administrator as defined in Intevac’s 2012 Equity Incentive Plan, 2020 Equity Incentive Plan and 2022 Inducement Equity Incentive Plan, the Human Capital Committee of the Intevac Board determined that it would equitably adjust outstanding equity awards in connection with the Special Dividend by  paying the Special Dividend in cash on the payment date of the Special Dividend as follows:

•
each In-the-Money Option that is outstanding on the record date of the Special Dividend (the “Special Dividend Record Date”), whether or not vested, will be entitled to an amount in cash equal to the product of (x) the total number of Shares subject to such In-the-Money Option multiplied by (y) $0.052, rounded to the nearest cent;

•
each Company RSU that is outstanding on the Special Dividend Record Date will be entitled to an amount in cash equal to the product of (x) the total number of Shares subject to such Company RSU multiplied by (y) $0.052, rounded to the nearest cent;

•
(A) each Company PRSU granted during calendar year 2022 that is outstanding on the Special Dividend Record Date will be entitled to an amount in cash equal to the product of (I) 25% of the “Number of RSUs Subject to Award” listed in the applicable award agreement multiplied by (II) $0.052, rounded to the nearest cent, and (B) each Company PRSU granted during calendar year 2025 that is outstanding on the Special Dividend Record Date shall be entitled to an amount in cash equal to the product of (I) the “Target PRSUs” listed in the applicable award agreement multiplied by (II) $0.052, rounded to the nearest cent.”

The first paragraph appearing in Item 3 of the Schedule 14D-9 under the caption “Potential Payments to Intevac’s Executive Officers in Connection with a Change in Control Termination-Future Arrangements” is amended and restated by replacing it with the following:

“At the time of ~~this~~ the original filing of the Schedule 14D-9 and this Amendment No. 2, it ~~is~~ was and continues to be expected that the services of each of Intevac’s directors will terminate at the Effective Time, and none of Intevac’s directors will remain or become a director or officer of Intevac, on the one hand, and Seagate or its affiliates, on the other hand.”

The second paragraph appearing in Item 3 of the Schedule 14D-9 under the caption “Potential Payments to Intevac’s Executive Officers in Connection with a Change in Control Termination-Future Arrangements” is amended and restated by replacing it with the following:

“As of ~~the date of~~ the original fling date of this Schedule 14D-9 and the date of this Amendment No. 2, none of Intevac’s executive officers have: (1) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Seagate or Purchaser; or (2) entered into any definitive agreements or arrangements regarding employment or other retention with the Surviving Corporation or with Seagate or Purchaser to be effective following the consummation of the Merger.”

The third paragraph appearing in Item 3 of the Schedule 14D-9 under the caption “Potential Payments to Intevac’s Executive Officers in Connection with a Change in Control Termination-Future Arrangements” is amended and restated by replacing it with the following:

“It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Seagate or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Seagate or retention awards. As of the original filing date of this Schedule 14D-9 and the date of this Amendment No. 2, no compensation arrangements between such persons and Seagate and/or its affiliates were or have been established. Any such arrangements with Intevac’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.”

Item 4. The Solicitation or Recommendation

The first paragraph appearing in Item 4 of the Schedule 14D-9 under the caption “Financial Analyses” is amended and restated by replacing it with the following:

“In preparing its opinion to the Intevac Board, Houlihan Lokey performed a variety of analyses, including those described below.  ~~The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion~~. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.”

The last paragraph on page 21 appearing in Item 4 of the Schedule 14D-9 under the caption “Background of the Offer and the Merger” is amended and restated by replacing it with the following:

“On January 8, 2025, members of Seagate management, including Messrs. Romano and Lee, and members of Intevac management, including Mr. Hunton, met to discuss the potential acquisition of Intevac by Seagate. Representatives of Houlihan Lokey also attended this meeting. During this meeting, the members of Seagate management stated that Seagate would not be able to pay a significant premium to Intevac’s then-current stock price of approximately $3.57 per Share. The members of Seagate management also noted that Intevac’s announcement on December 12, 2024, regarding strategic alternatives and the engagement of Houlihan Lokey, as well as Intevac’s decision to discontinue TRIO, would impact Seagate’s views on Intevac’s valuation. Although neither members of Intevac management nor the representatives of Houlihan Lokey stated that the Intevac Board would only consider a transaction at a specific valuation, the members of Intevac management did review with the members of Seagate management a financial presentation developed by Intevac that supported a valuation, on a pro forma basis assuming Intevac is owned by Seagate, in excess of $15.00 per Share. This financial presentation was based on a variety of assumptions made by Intevac management to illustrate potential value accretion to Seagate based on those assumptions of an acquisition of Intevac. This presentation was not intended to represent the prospective long-term value of Intevac as an independent company but rather was intended to illustrate, for the information of the Intevac Board and for discussion with Seagate, the value of Intevac if it were to become part of Seagate. The parties discussed the commercial relationship between Seagate and Intevac. The members of Seagate management stated that Seagate desired to reduce its supply chain costs. From this discussion, the members of Intevac management understood Seagate to be saying that should the parties not be able to reach agreement on the terms of an acquisition of Intevac by Seagate, then Seagate would look for ways to accomplish that goal, including by qualifying new suppliers or developing technology (including by seeking to hire Intevac’s key engineering talent) that would substantially reduce or eliminate Seagate’s reliance on Intevac as a supplier.”

The second paragraph appearing on page 31 in Item 4 of the Schedule 14D-9 under the caption “Reasons for the Recommendation-Certain Company Management Forecasts” is amended and restated by replacing it with the following:

“In preparing the Pro Forma Upside Case, Intevac management used the following material assumptions: (1) the illustrative prospective financial performance of Intevac on a pro forma basis assuming that Intevac was acquired by Seagate; (2) revenues from one of Intevac’s customers would significantly increase beginning in fiscal year 2026; (3) price increases at a rate of 10 percent and (4) no erosion in sales during the periods. To demonstrate the potential value accretion to Seagate based on those assumptions of an acquisition of Intevac, Intevac management chose a five year time period for the Pro Forma Upside Case.”

The disclosure appearing in Item 4 of the Schedule 14D-9 under the caption “Opinion of Houlihan Lokey Capital, Inc.-Selected Companies Analysis” is amended and restated by replacing the table on page 38 with the following:

Enterprise Value to Adjusted EBITDA
Selected Company	CY 2024	CY 2025E	CY 2026E	CY 2027E	Average of CY25E-CY27E
Advanced Process Systems Corporation	2.8x	2.3x	2.1x	NA	2.2x
Aixtron SE	9.6x	10.0x	8.3x	7.3x	8.4x
ASMPT Limited	18.3x	9.9x	7.4x	8.3x	8.4x
Avaco Co., Ltd.	6.9x	4.6x	3.1x	NA	3.7x
Ichor Holdings, Ltd.	NMF	15.2x	11.1x	20.1x	14.6x
JEOL Ltd.	6.2x	5.6x	4.9x	NA	5.2x
Jusung Engineering Co.,Ltd.	10.0x	8.1x	7.1x	7.0x	7.3x
Kokusai Electric Corporation	10.8x	10.2x	9.1x	7.5x	8.8x
Mycronic AB (publ)	20.2x	18.5x	19.3x	19.7x	19.1x
Nanofilm Technologies International Limited	9.1x	7.1x	5.9x	NA	6.4x
Optorun Co., Ltd.	NA	NA	NA	NA	NA
Oxford Instruments plc	12.2x	11.2x	10.3x	NA	10.7x
Samco Inc.	NA	NA	NA	NA	NA
Shibaura Mechatronics Corporation	6.5x	5.5x	4.8x	NA	5.2x
ULVAC, Inc.	5.8x	4.9x	4.2x	NA	4.5x
UVAT Technology Co., Ltd.	NA	NA	NA	NA	NA
Veeco Instruments Inc.	10.6x	11.7x	10.6x	NA	11.1x
Wonik IPS Co., Ltd.	16.5x	7.8x	6.7x	4.7x	6.2x
Low	2.8x	2.3x	2.1x	4.7x	2.2x
25th Percentile	6.6x	5.6x	4.9x	7.1x	5.2x
Median	9.8x	8.1x	7.1x	7.5x	7.3x
Mean	10.4x	8.8x	7.7x	10.6x	8.1x
75th Percentile	11.8x	10.7x	9.7x	14.0x	9.7x
High	20.2x	18.5x	19.3x	20.1x	19.1x
*NA means not applicable. **NMF means not meaningful figure.

The ninth paragraph appearing in Item 4 of the Schedule 14D-9 under the caption “Opinion of Houlihan Lokey Capital, Inc.-Financial Analyses” is amended and restated by replacing it with the following:

“Discounted Cash Flow Analysis.  Houlihan Lokey performed a discounted cash flow analysis of Intevac by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of Intevac based on the Base Case.  Houlihan Lokey calculated terminal values for Intevac by applying a range of perpetuity growth rates of negative 2.0% to 2.0%, which range was selected by Houlihan Lokey based upon its professional judgment and experience, to the estimated unlevered free cash flow for the terminal year as presented by Intevac management. The present values of Intevac’s projected future cash flows and terminal values were then calculated using discount rates ranging from 14.0% to 18.0%, which range was selected by Houlihan Lokey taking into account its professional judgment and experience and an estimate of Intevac’s weighted-average cost of capital. The discounted cash flow analysis indicated an implied per share value reference range of $3.31 to $3.64 per Share, as compared to the proposed Aggregate Cash Value of $4.102 per Share.”

The first paragraph appearing in Item 4 of the Schedule 14D-9 under the caption “Opinion of Houlihan Lokey Capital, Inc.-Miscellaneous” is amended and restated to read as follows:

“Houlihan Lokey was engaged by Intevac to act as its financial advisor in connection with the Transactions and provide financial advisory services, including an opinion to the Intevac Board as to whether the Aggregate Cash Value to be paid to the holders of Shares (other than Seagate, Purchaser or their respective affiliates) in the Transactions, pursuant to the Merger Agreement, is fair to such holders from a financial point of view. Intevac engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by Intevac, Houlihan Lokey is entitled to an aggregate fee of approximately $2,400,000 for its services, ~~a portion~~ $100,000 of which became payable upon the execution of Houlihan Lokey’s engagement letter, ~~an additional portion~~$1,000,000 of which became payable upon the delivery of Houlihan Lokey’s opinion, and approximately $1,300,000 of which will become payable upon consummation of the Transactions. Intevac has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement. During the two years prior to the date of Houlihan Lokey’s opinion, Houlihan Lokey also received fees from Intevac of approximately $100,000 for financial advisory services pursuant to the prior engagement letter entered into on June 12, 2023. The prior engagement letter is described further under “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger.””

Item 5.          Persons/Assets Retained, Employed, Compensated or Used

The first paragraph under the heading “Persons/Assets Retained, Employed, Compensated or Used” is amended and restated to read as follows:

“Intevac has retained Houlihan Lokey to act as its financial advisor in connection with the Transactions. Intevac selected Houlihan Lokey based on, among other factors, its qualifications, professional reputation and industry expertise. Pursuant to its engagement by the Company, Houlihan Lokey is entitled to an aggregate fee of approximately $2,400,000 for its services, ~~a portion~~ $100,000 of which became payable upon the execution of Houlihan Lokey’s engagement letter, ~~an additional portion~~$1,000,000 of which became payable upon the delivery of Houlihan Lokey’s opinion, and approximately $1,300,000 of which will become payable upon consummation of the Transactions. In addition, Intevac has agreed to reimburse Houlihan Lokey for certain expenses arising, and to indemnify Houlihan Lokey against certain liabilities that may arise, out of its engagement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2025

INTEVAC, INC.

By:	/s/ Nigel Hunton
Name:	Nigel Hunton
Title:	President and Chief Executive Officer